UVIC INC.

2235 E. Flamingo Rd., #100G

Las Vegas, NV 89119

July 15, 2015

Ms. Ji Shin

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Uvic Inc.

      Amendment No. 1 to Registration Statement on Form S-1

      Filed June 15, 2015

      File No. 333-203997

Dear Ms. Ji Shin,

Uvic Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comment letter, dated June 24, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 15, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and reissue the comment. We continue to believe that you are a shell company as defined in Rule 405. We consider the $1,307 of revenue since inception and the activities discussed in your response to be nominal operations. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1) Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2) Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business of developing a web catalog integrated within the inventory count of any kind of shops aimed at all sorts of customers willing to acquire goods of any purpose. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3) Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

4) We have already started operations and continue to develop our business. Our assets consist not only of cash. We have identified some customers and have signed the contract with freelance web designer who has been creating the web design for our catalog.

5) On February 24, 2015 we signed the Service Agreement. As a result of the Service Agreement, we have generated $2,984 in revenue.

6) On June 21, 2015 we signed the second Service Agreement. As a result of the Service Agreement, we have generated $1,300 in revenue.

7) In furtherance of the registrant’s planned business, we have registered a domain name for our website, paid for the hosting, and have purchased equipment for our operations.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

2. We note that your principal executive office is in Nevada and that you plan to offer your products in the United States. However, you disclose that you have no employees, other than your sole officer and director, who resides outside the United States. Legal counsel is located in Illinois, and your auditor is located in New Delhi, India. It also appears that your web designer is based in New Zealand. As such, it is unclear from your disclosure where your business is operated. Please revise to disclose the following:

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where Mr. Iuldashkhan Umurzakov resides;

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who manages the Nevada office; and

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how you intend to market and sell your products in the United States

Our response: We have disclosed the information regarding where our business is operated.

We are software development company and we believe that such type of business does not have any restrictions for business operation worldwide. We believe that majority of business processes could be realized with help of freelancers and outsource suppliers of products and services.

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Mr. Iuldashkhan Umurzakov mostly resides in Kyrgyzstan and partly resides in USA. Uvic Inc. has rented the office in Nevada for business operations.

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Business center management gathers all correspondence for the company and forwarding all to Mr. Umurzakov if Mr. Umurzakov is absent. In case Mr. Umurzakov in United States he uses the office for business appointments.

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We plan to sell our product and service mostly through the Internet. We intend to turn our forces mostly on the United States market. We also plan to sell our product and service directly to our potential clients if we sell 50% of the shares. In this case we intend to hire salesperson for direct sales. We have already signed 2 service agreements and they were Mr. Umurzakov’s personal sales.

Management’s Discussion and Analysis or Plan of Operation, page 14

3. We note your response to prior comment 8. Please revise to remove the statement on page 17 that you “have not generated revenues and no revenues are anticipated until [you] complete [y]our initial business development.”

Our response: We have removed the statement on page 17 that we “have not generated revenues and no revenues are anticipated until we complete our initial business development.”

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your response to prior comment 13. In an effort to better understand why you selected this auditor, please tell us the following:

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the basis for selecting this foreign-based auditor given the geographical distance between your and the auditor’s respective office locations;

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how you assessed the auditor’s qualifications and knowledge of U.S. GAAP and PCAOB standards;

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where your management and accounting records are located; and

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where the majority of the audit work was conducted.

Lastly, please ask your auditor to provide us with an explanation of how they conducted their audits given their location in relation to yours. We refer you to guidance on Article 2 of Regulation S-X for issuers other than foreign private issuers found in Section V.K. of International Reporting and Disclosure Issues located on the Division of Corporation Finance webpage on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Our response: The Company’s decision to use a foreign-based auditor was a result of the firm’s prior relationship with the Company’s legal counsel. Counsel’s recommendation of the firm’s knowledge of US GAAP standards and quality of their work product was based on prior experience in using their services, and influenced the Company’s decision to hire a foreign based audit firm.

The audit firm is a registered member of the PCAOB, and their name can be found on the PCAOB’s list of member firms at http://pcaobus.org/Registration/Firms/Pages/RegisteredFirms.aspx. The firm is also a member of The International Accounting Group (“TIAG”), a worldwide alliance of over 100 independent accounting firms.

Electronic versions of our management and accounting records are located on computers at the home residence of the company’s sole director in Kyrgystan.

Please see our auditor’s explanation of how they conducted their audits given their location in relation to ours:

All management and accounting records and documents were electronically delivered to our audit firm for purposes of performing a complete and thorough audit. Audit work was performed by the firm at their primary office location in New Delhi using electronic versions of all documents and records as delivered by our company.

Part II Information Not Required in the Prospectus

Item 16. Exhibits, page 46

Exhibit 23.1

5. This consent does not include the corrections you noted in your response to prior comment 14. Please revise, as previously requested, to reflect August 21, 2013 as the inception date.

Our response: Our public auditor has revised the consent, as previously requested, to reflect August 21, 2013 as the inception date. We have filed updated consent such as an exhibit 23.1

Please direct any further comments or questions you may have to the company at uvicinc@gmail.com

Thank you.

Sincerely,

/S/ Iuldashkhan Umurzakov

Iuldashkhan Umurzakov, President